SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

                                  STROUDS, INC.
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                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
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                         (Title of Class of Securities)

                                    863451100
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                                 (CUSIP Number)

                             Mr. Marshall S. Geller
                     Geller & Friend Capital Partners, Inc.
                        433 North Camden Drive, Suite 500
                         Beverly Hills, California 90210
                                 (310) 553-0177
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 14, 2000
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

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   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 863451100               SCHEDULE 13D                 Page 2 of 4 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Marshall S. Geller
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                  7     SOLE VOTING POWER

                        767,640
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               767,640
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      767,640
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.7%
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 863451100               SCHEDULE 13D                 Page 3 of 4 Pages


      This Statement constitutes Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on August 9, 1999 by Mr. Marshall S. Geller. Except as specifically set forth herein, the Schedule 13D filed August 9, 1999, as amended on February 15, 2000, remains unmodified. Capitalized terms, unless otherwise defined herein, shall have the meaning ascribed in Schedule 13D.

Item 4. Purpose of the Transaction.

      Item 4 is amended and restated in its entirety as follows:

      The Reporting Person has acquired the shares of Common Stock reported herein for investment purposes.

      Depending on the general market and economic conditions affecting the Issuer and the Reporting Person's view of the prospects for the Issuer and other relevant factors, the Reporting Person may, from time to time, in open market transactions or in private transactions or otherwise, purchase additional shares of the Common Stock or dispose of all or a portion of the Common Stock owned by the Reporting Person.

      Except as set forth herein, the Reporting Person has no present plans or proposals which relate to or would result in any of the events described in Items 4(a) through and including (c) and Items 4(f) through and including (j) of
Schedule 13D.

      Item 4 is further amended by adding the following to the end thereof:

      The Reporting Person resigned as a Director of the Issuer on August 25, 2000. The Reporting Person is considering whether, in connection with the Issuer's filing of a petition for relief under Chapter 11, Title 11 of the United States Code, to provide individually, or with affiliates, debtor in possession financing to the Issuer. In addition, the Reporting Person is also considering whether to assist the Issuer with the development and funding of a plan of reorganization, which may result in a change in control of the Issuer, or a change in the capital structure of the Issuer, or both.

Item 5. Interest in the Securities of the Issuer.

      Item 5(a) is amended and restated in its entirety as follows:

      (a) As of the date hereof, the Reporting Person beneficially owns 767,640 shares of Common Stock, including 2,500 shares that can be acquired pursuant to the exercise of stock options exercisable within the next 60 days. According to the Issuer's Quarterly Report on Form 10-Q for the period ended May 27, 2000, there were 7,146,221 shares of Common Stock outstanding. Based upon that number, the beneficial ownership of the Reporting Person constitutes approximately 10.7% of the Issuer's outstanding Common Stock.

      Items 5(b) through and including (e) remain unchanged.

CUSIP No. 863451100               SCHEDULE 13D                 Page 4 of 4 Pages


                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 14, 2000


                                        /s/ Marshall S. Geller
                                        ------------------------------------
                                            Marshall S. Geller, Individually